UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 5)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5 and June 6, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 9.     Exhibits.
     Item 9 is hereby amended and supplemented by adding the following hereto:
(a)(11)	Presentation made by Inco on June 7, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 7, 2006)

(a)(12)	Press release issued by Inco on June 7, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 7, 2006)

(a)(13)	Speech notes issued by Inco on June 7, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 7, 2006)

(a)(14)	Transcript of presentation and Q&A session by Inco on June 5, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on June 7, 2006)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary

June 7, 2006